Exhibit 20.1

                                              CONTACT:  Mary K. Talbot
                                                        (401) 245-8819


SLADE'S FERRY POSTS DOUBLE-DIGIT LOAN GROWTH
IN FIRST HALF OF 2003


      SOMERSET, Mass. -- Slade's Ferry Bancorp (NASDAQ small cap: SFBC) parent company of Slade's Ferry Trust Company, announced double-digit loan growth in the first half of 2003 as it continued to aggressively market its home equity and residential mortgage products.

      Total loans increased $28.9 million, or 11.1 percent, reaching $288.7 million at the end of the second quarter. First mortgage outstandings grew to $69.2 million by the end of the quarter, a 38 percent increase since year-end as the bank works to increase the percentage of consumer loans in its portfolio. Consumer loans now make up 30 percent of the bank's overall loan mix, compared to 25 percent at year-end.

      "This is part of our overall strategy to diversify our loan portfolio," said President and Chief Executive Officer Mary Lynn Lenz. "This enables us to help our customer take advantage of historically low interest rates while reducing our portfolio's risk profile."

      The bank also reported net income for the second quarter of $1.6 million or $0.40 per diluted share. Earnings were positively impacted by several factors, including $402,000 in after-tax income associated with the recovery of previously provided loan loss reserves, and $627,000 pertaining to the settlement with the State of Massachusetts regarding the taxation of the Real Estate Investment Trusts (REIT).

      Income was up significantly from the second quarter of 2002 when the company took a write-down of approximately $947,000 on its investment securities. Reported income for the same period last year was $57,000, or $0.01 per diluted share.

      For the six months that ended June 30, earnings reached $917,516, an increase of 9.4 percent over the same period last year. The six months earnings were reduced by approximately $658,000, the net result of the REIT taxation.

      Total assets grew significantly in the first half of 2003, reaching $421.5 million by June 30, up $23.1 million or 5.8 percent since year-end. The growth was primarily the result of the overall increase in the loan portfolio.

      Total deposits climbed to $350.0 million by June 30, up $14.4 million or 4.3 percent since year-end 2002. All of that growth occurred in core deposits (checking & savings accounts). The Bank's campaign to promote money market accounts helped drive the overall deposit growth, resulting in more than $12.0 million in deposits.

      Borrowings from the Federal Home Loan Bank increased by approximately $8.0 million. The borrowings allowed the bank to take advantage of the favorable interest rate environment and helped fund the consumer loan growth.

      Asset quality in both the loan and equity investment portfolios continued to improve. Non-performing loans were $517,000 or 0.18 percent of total loans at the end of the second quarter, compared to $643,000 or 0.24 percent at December 31. The allowance for loan losses was $4.3 million (or 1.48 percent of loans) when compared to $4.9 million (or 1.83 percent of loans) at year-end.

      The company took a pre-tax loss of approximately $104,000 in the second quarter as the result of a sale of a portion of loans deemed impaired. This is part of the continuing efforts under CEO Lenz to reduce problem loans and lower overall credit risk. The sale, in conjunction with generally improving credit quality, enabled the bank to reduce its allowance for loan losses, which the company believes is at an adequate level for the overall credit risk of the loan portfolio.

      Total stockholders' equity at June 30, was $42.0 million, an increase of approximately $0.8 million. Both the company and the bank maintain capital levels sufficient to be considered "well-capitalized" under applicable regulatory capital guidelines and requirements.

      The company also announced that the Board of Directors has declared a second quarter dividend of $0.09 per share, payable on July 18th to shareholders of record on June 20th.

      Slade's Ferry Bancorp was founded to serve community-banking needs with both personal and commercial products and services. With more than $400 million in assets and 11 retail branches in Southeastern Massachusetts, Slade's Ferry is a trusted community partner. Traded on the NASDAQ Small Cap Market as SFBC, Slade's Ferry Bancorp can also be found on the web at www.sladesferry.com and in six Massachusetts communities - Fairhaven, Fall River, New Bedford, Seekonk, Somerset and Swansea.

                                    # # #

       This new release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the strength of the company's capital and asset quality. Other such statements may be identified by words such as "believes," "will," "expects," "project," "may," "developments," "strategic," "launching," "opportunities," "anticipates," "estimates," "intends," "plans," "targets" and similar expressions. These statements are based upon the current beliefs and expectations of Slade's Ferry Bancorp's management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements as a result of numerous factors.

      The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectation expressed in our forward-looking statements: (1) enactment of adverse government regulations (2) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (3) the strength of the United States economy in general and specifically the strength of the New England economics may be different than expected, resulting in, among other things, a deterioration in overall credit quality and borrowers' ability to service and repay loans, or a reduced demand for credit, including the resultant effect on the Bank's loan portfolio, levels of charge-offs and non-performing loans and allowance for loan losses; (4) changes in the interest rate environment may reduce interest margins and adversely impact net interest income and (5) changes in assumptions used in making such forward-looking statements. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, Slade's Ferry Bancorp's actual results could differ materially from those discussed. All subsequent written and oral forward-looking statements attributable to Slade's Ferry Bancorp or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth above. Slade's Ferry Bancorp does not intend or undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date of the forward-looking statements are made.

                            SLADE'S FERRY BANCORP
                         CONSOLIDATED BALANCE SHEETS
                                 (UNAUDITED)
                                    AS OF

                                                     JUNE 30,      DECEMBER 31,
ASSETS:                                                2003            2002
-------------------------------------------------------------------------------

Cash and deposits with other banks                 $ 21,701,469    $ 14,993,969
Money market mutual funds                                56,227         222,567
Federal funds sold                                   12,500,000      19,500,000
                                                   ----------------------------
       Cash and Cash Equivalents                     34,257,696      34,716,536
Interest bearing time deposits with other banks         200,000         200,000
Securities held to maturity                          16,712,669      13,696,254
Securities available for sale                        56,339,271      65,907,926
Federal Home Loan Bank stock                          1,352,400       1,013,400
Loans (net) - Note A                                288,738,132     259,816,056
Premises & equipment                                  6,070,408       6,067,879
Accrued interest receivable                           1,431,140       1,492,591
Goodwill                                              2,173,368       2,173,368
Cash surrender value of life insurance               10,637,502       9,750,661
Other assets                                          3,572,467       3,540,312
                                                   ----------------------------
TOTAL ASSETS                                       $421,485,053    $398,374,983
                                                   ============================

LIABILITIES & STOCKHOLDERS' EQUITY:
Deposits                                           $350,015,324    $335,632,532
Advances from Federal Home Loan Bank                 27,046,549      19,185,338
Other liabilities                                     2,378,884       2,336,109
                                                   ----------------------------
      Total Liabilities                             379,440,757     357,153,979
Preferred stockholders' equity in subsidiary             49,500          54,000
                                                   ----------------------------

Stockholders' equity:
Common stock                                             39,674          39,378
Paid in capital                                      28,113,627      27,693,199
Retained earnings                                    13,649,992      13,445,335
Accum. other comprehensive income (loss)                191,503         (10,908)
                                                   ----------------------------
      Total Stockholders' Equity                     41,994,796      41,167,004
                                                   ----------------------------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY           $421,485,053    $ 98,374,983
                                                   ============================

Note:  A-Loans net of:
        Reserve for Loan Losses                    $  4,342,967    $  4,854,388
        Unearned Income                            $    333,654    $    341,234

                CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE
                                 (UNAUDITED)
                          6 MONTHS ENDING JUNE 30,

                                                         2003            2002
---------------------------------------------------------------------------------

INTEREST AND DIVIDEND INCOME:
  Interest and fees on loans                         $ 8,509,284     $ 8,814,539
  Interest and dividends on investments                1,586,281       2,358,874
  Other interest                                         108,380         150,757
                                                     ---------------------------
      Total interest and dividend income              10,203,945      11,324,170
                                                     ---------------------------

INTEREST EXPENSE:
  Interest on deposits                                 2,447,944       3,666,473
  Interest on other borrowed funds                       651,206         559,189
                                                     ---------------------------
      Total interest expense                           3,099,150       4,225,662
                                                     ---------------------------
  Net interest and dividend income                     7,104,795       7,098,508
Provision (benefit) for loan losses                     (539,357)        375,000
                                                     ---------------------------
   Net interest and dividend income after
    provision (benefit) for loan losses                7,644,152       6,723,508
                                                     ---------------------------

OTHER INCOME:
  Service charges on deposit accounts                    541,320         412,034
  Security gains (loss), net                             (40,918)         (2,818)
  Other income                                           509,393         507,019
                                                     ---------------------------
      Total other income                               1,009,795         916,235
                                                     ---------------------------

OTHER EXPENSE:
  Salaries and employee benefits                       3,738,029       3,559,419
  Occupancy expense                                      485,013         418,445
  Equipment expense                                      255,022         250,713
  Writedown on securities                                      0         946,895
  Loss on sale of loans                                  103,534               0
  Other expenses                                       1,723,450       1,394,618
                                                     ---------------------------
      Total other expense                              6,305,048       6,570,090
                                                     ---------------------------
Income before income taxes and extraordinary item      2,348,899       1,069,653
Income taxes                                             773,215         230,977
                                                     ---------------------------
      Net Income before extraordinary item             1,575,684         838,676
Extraordinary item, net of income taxes (1)             (658,168)              0
                                                     ---------------------------

      NET INCOME                                     $   917,516     $   838,676
                                                     ===========================

Basic earnings (loss) per share:
  Income before extraordinary item                   $      0.40     $      0.22
  Extraordinary item, net of income tax                    (0.17)           0.00
                                                     ---------------------------
  Net income                                         $      0.23     $      0.22
                                                     ===========================

Diluted earnings (loss) per share:
  Income before extraordinary item                   $      0.40     $      0.21
  Extraordinary item, net of income tax                    (0.17)           0.00
                                                     ---------------------------
  Net income                                         $      0.23     $      0.21
                                                     ===========================

<F1>  Reflects the final settlement from the MA Department of Revenue for the interest and state excise tax assessed on the REIT, net of any applicable tax benefits.

                CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE
                                 (UNAUDITED)
                          3 MONTHS ENDING JUNE 30,


                                                                  2003           2002
----------------------------------------------------------------------------------------

INTEREST AND DIVIDEND INCOME:
  Interest and fees on loans                                   $4,342,772     $4,294,794
  Interest and dividends on investments                           737,332      1,157,692
  Other interest                                                   63,057         91,122
                                                               -------------------------
      Total interest and dividend income                        5,143,161      5,543,608
                                                               -------------------------

INTEREST EXPENSE:
  Interest on deposits                                          1,220,151      1,717,491
  Interest on other borrowed funds                                333,713        295,917
                                                               -------------------------
      Total interest expense                                    1,553,864      2,013,408
                                                               -------------------------
Net interest and dividend income                                3,589,297      3,530,200
Provision (benefit) for loan losses                              (680,357)       187,500
                                                               -------------------------
  Net interest and dividend income after
   provision (benefit) for loan losses                          4,269,654      3,342,700
                                                               -------------------------

OTHER INCOME:
  Service charges on deposit accounts                             285,883        210,394
  Other income                                                    249,246        236,611
                                                               -------------------------
      Total other income                                          535,129        447,005
                                                              --------------------------
OTHER EXPENSE:
  Salaries and employee benefits                                1,948,592      1,768,918
  Occupancy expense                                               222,032        207,252
  Equipment expense                                               131,857        125,263
  Writedown on securities                                               0        946,895
  Loss on sale of loans                                           103,534              0
  Other expenses                                                  898,787        749,911
                                                               -------------------------
      Total other expense                                       3,304,802      3,798,239
                                                               -------------------------
Income before income taxes (benefit) and extraordinary item     1,499,981         (8,534)
Income taxes (benefit)                                            517,183        (65,288)
                                                               -------------------------
      Net Income before extraordinary item                        982,798         56,754
Extraordinary item, net of income taxes                           626,898              0
                                                               -------------------------
      NET INCOME                                               $1,609,696     $   56,754
                                                               =========================

Basic earnings (loss) per share:
  Income before extraordinary item                             $     0.25     $     0.01
  Extraordinary item, net of income tax                              0.16           0.00
                                                               -------------------------
  Net income                                                   $     0.41     $     0.01
                                                               =========================

Diluted earnings (loss) per share:
  Income before extraordinary item                             $     0.24     $     0.01
  Extraordinary item, net of income tax                              0.16           0.00
                                                               -------------------------

  Net income                                                   $     0.40     $     0.01
                                                               =========================